Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010	Telephone +1 212-325-2000 Fax +1 212-325-7924

Media Release

Credit Suisse AG Announces the Extension of the Maturity Date of the Credit Suisse FI Large Cap Growth Enhanced (“FLGE”) ETNs

New York, April 23, 2019 Credit Suisse AG (“Credit Suisse”) announced today that it will extend the Maturity Date of the FLGE ETNs (details in table below):

ETN Name*	Exchange	Exchange Ticker**	CUSIP**	Initially Scheduled Maturity Date	Extended Maturity Date
Credit Suisse FI Large Cap Growth Enhanced Exchange Traded Notes	NYSE Arca	FLGE	22542D423	6/13/2019	6/13/2024

*The table above provides a hyperlink to the current FLGE pricing supplement.

**The CUSIP and Exchange Ticker for the FLGE ETNs are unchanged.

On April 23, 2019, Credit Suisse, at its option and in accordance with the terms of the FLGE ETNs, extended the maturity date of the FLGE ETNs by five years from their initially scheduled maturity date, June 13, 2019. The extended scheduled maturity date of the FLGE ETNs is June 13, 2024 (the “Extended Maturity Date”) and the final valuation date is the third scheduled business day prior to the Extended Maturity Date. Subject to the conditions and limitations detailed in the FLGE pricing supplement, holders of the FLGE ETNs may continue to offer at least the applicable minimum number of the FLGE ETNs for early redemption. Please refer to the FLGE pricing supplement for detailed information relating to the maturity date and its extension, as well as early redemptions.

This announcement relates only to the FLGE ETNs. None of the other ETNs offered by Credit Suisse are affected by this announcement. All dates referenced above are subject to change, including postponement due to certain events.

Press Contacts

Karina Byrne, Credit Suisse AG, telephone +1 212 538 8361, karina.byrne@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 45,680 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.